FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____        No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 2, 2008
2.	Press release dated June 2, 2008
3.	Press release dated June 10, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2008
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

02 June 2008

ARM Mali-400 MP Technology Brings High-end Graphics to all Consumer Devices

Multicore graphics solution revolutionizes user experiences with pioneering scalability

CAMBRIDGE, UK – June 2, 2008 – ARM [(LSE:ARM); (Nasdaq:ARMH)] today announced the ARM® Mali™-400 MP scalable multiprocessor graphics solution, capable of  delivering performance of up to 1G pixels per second and enabling licensees to serve multiple product markets with the same architecture, whilst retaining the flexibility to choose the optimum power, performance and area configuration for their application.  The pioneering Mali-400 MP architecture offers breakthrough scalability, also reducing costs for developers and OEMs associated with platform fragmentation, as no changes are required to support one to four processors.

“Architectural reuse of software and hardware components is of increasing importance to SoC developers,” said Frank Dickson, co-founder and chief research officer, MultiMedia Intelligence. “The scalability of the ARM Mali-400 MP GPU, from 300 million to over one billion pixels per second, will enable OEMs to deliver a wide range of market-leading products on the same underlying architecture, reducing their total cost of ownership and maximizing ROI.”

The ARM family of Mali GPUs is opening up new product markets that will benefit from graphics acceleration, from mobile feature phones through to 1080p-based iDTVs.  Recent Mali GPU licensees in the set-top box market mean that the consumer experience in the home is set for a radical change.

“We see an increasing need for pixel processing of up to 1G pixels in the home as HD screens become ubiquitous,” said Ola Larsén, vice president of marketing at TAT, an ARM Mali Developer Relations Program Partner. “The set-top box and digital TV user interface will never be the same once graphics acceleration such as Mali technology becomes the standard.”

The Mali-400 MP solution builds on ARM’s experience and knowledge gained in the widely-adopted ARM MPCore™ technology, implemented in the ARM11™ MPCore and Cortex™-A9 MPCore multicore processors, designed to reduce system bandwidth, optimize performance and reduce power consumption.

“The battle for consumers’ attention across all consumer electronics product markets means that the graphics acceleration capability of these devices is rapidly becoming a must-have feature. Consumers expect an equally compelling user experience when accessing content from their mobile and digital home entertainment devices,” said Michael Dimelow, director of marketing, Media Processing Division, ARM. “The ARM Mali-400 MP graphics solution enables our customers to bring scalable graphics processing performance to a wider range of product markets and more economically than before.”

Power consumption and area efficiency are key aspects of the Mali-400 MP GPU design. The ability to scale performance to meet different price points and power budgets allows the Mali-400 MP GPU to address the widest possible market while bringing significant cost benefits through utilizing the same single software stack across multiple devices.

The ability to capture the attention of consumers through the display on their electronic devices, as demonstrated by a range of high-end designs today, is driving the need for hardware graphics acceleration in a wide range of consumer devices. The scalable multicore graphics processing design of the Mali-400 MP solution will help bring graphics acceleration to almost any device with a screen.

Availability
The ARM Mali-400 MP GPU is available for licensing today.  More information about the ARM Mali graphics stack.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Mali, MPCore and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Item 2

02 June 2008

ARM Multiprocessing Technology Powers Ground Breaking NVIDIA Tegra Mobile Computer-on-a-Chip

NVIDIA Tegra, based on the ARM11 MPCore multicore processor, marks a major step forward in enabling next-generation portable computing devices

CAMBRIDGE, UK – June 2, 2008 – ARM [(LSE:ARM); (Nasdaq:ARMH)] today announced that the NVIDIA Tegra mobile computer-on-a-chip, launched at this year’s COMPUTEX TAIPEI, is based on the ARM11™ MPCore™ multicore processor technology. As the world’s smallest, full HD computer-on-a-chip, the NVIDIA Tegra is highly optimized for next-generation smartphones and Mobile Internet Devices (MIDs) providing users with a full Internet experience, HD video and brilliant 3D touch interfaces. This is the first time that ARM processor technology has been licensed specifically for an SoC targeting the ultra-portable, ultra-low power, MID market.

“Today’s consumers want portable computing devices that are tailored for their specific mobile needs, yet still deliver the same vibrant and engaging experience as their desktop PCs,” said Mike Rayfield, general manager, mobile business unit, NVIDIA. “Combining high-performance and ultra-low power, the NVIDIA Tegra is the world’s smallest, full HD computer-on-a-chip and is the ideal choice for device manufacturers looking to design feature-rich, yet small and elegant portable devices for the always-connected generation.”

“Today’s launch of the ARM processor-based NVIDIA Tegra is a testament to our long and fruitful relationship with NVIDIA, who were one of the first licensees of our ARM11 MPCore multicore processor technology,” said Warren East, CEO, ARM. “The launch of the NVIDIA Tegra marks a major step forward in enabling the next computing revolution driven by ultra-low power, ultra-portable Mobile Internet Devices , and ARM is proud to be at the center of this game-changing technology.”

The ARM MPCore multicore processor technology is designed to provide an unprecedented level of flexibility, performance, power efficiency and functionality, making it especially suited for smartphone and MID applications. The ARM11 MPCore multicore processor can be configured for implementations using between one and four processors. The unique scalability of the ARM11MPCore processor provides device OEMs with the optimum level of performance for their application, while at the same time allowing each processor to go into standby, dormant or power-off energy management states to help control the level of dynamic and static energy consumed by the processor. Further information on the ARM11 MPCore processor is available.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM11 and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Item 3

10 June 2008
NationalChip Licenses ARM CPU for Next-generation STB Chipset Designs

Leading silicon vendor in Chinese DTV and STB market licenses ARM926EJ-S processor for DTV and consumer electronics applications

CAMBRIDGE, UK – June 10, 2008 – NationalChip and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today jointly announced that NationalChip has licensed the ARM926EJ-S™ processor for its next-generation DTV and Set Top Box (STB) chipset design for home entertainment and multimedia applications.

Headquartered in Hangzhou, China, NationalChip is a leading silicon provider for the fast growing Chinese DTV and STB market. This licensing agreement enables NationalChip to introduce a range of ARM Powered® solutions for the high growth DTV and consumer electronics applications such as HDTV, DTV and STB.

The agreement with NationalChip adds to the growing number of ARM® processor-based silicon players that actively participate in the home market, and is an illustration of ARM’s commitment to enabling local silicon suppliers.

“NationalChip is a recognized leader in silicon solutions for the Chinese DTV market. We were recently recognized as a “Top Ten Chinese IC Design Company” by EE Times China,” said Mr. Ming Zhang, Senior Vice President and Board Director, NationalChip. “Moving to the ARM architecture enables us to significantly reduce our time-to-market in the delivery of a range of scalable SoCs for DTV and consumer electronics applications, and extends our leadership in these applications.”

“Our partnership with NationalChip will provide the leading processor platform that delivers the scalability and high performance required for cost-sensitive, digital consumer applications,” said Allen Wu, VP of Sales, ARM China. “ARM China has established a number of licensing partnerships with key Chinese DTV and STB silicon providers, and is looking forward to working with our Partners in the development of next generation SoCs that will help drive China's DTV market forward.”

About NationalChip
Hangzhou NationalChip Science& Technology Co., Ltd. specializes in designing, developing, and marketing of ICs that are used in digital TV and set-top-box systems. NationalChip is a leading DTV and STB silicon solution provider for China market. As a key member in the R&D projects of Chinese Digital TV Standards, NationalChip has over 60 patents filed in digital and analog TV.

Additional information about Alchip is available at http://www.nationalchip.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.